UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 001-13251

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SALLIE MAE 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
SLM CORPORATION
300 Continental Drive
Newark, Delaware 19713

Sallie Mae 401(k) Savings Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants
of Sallie Mae 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Sallie Mae 401(k) Savings Plan (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2017 financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2008.

/s/ CohnReznick LLP
Bethesda, MD
June 21, 2018

Sallie Mae 401(k) Savings Plan

Statements of Net Assets Available for Benefits
As of December 31, 2017 and 2016

	2017	2016

Assets
Investments, at fair value (Note 3)	$137,486,579	$106,680,948

Receivables:
Notes receivable from participants	2,419,736	1,938,669
Total receivables	2,419,736	1,938,669

Net assets available for benefits	$139,906,315	$108,619,617

The accompanying notes are an integral part of these financial statements.

Sallie Mae 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2017

Additions:
Investment income:
Net appreciation in fair value of investments	$15,317,822
Dividends and interest	5,840,979
Net investment income	21,158,801

Contributions:
Participant	8,070,059
Employer	4,976,059
Rollover	1,651,242
Total contributions	14,697,360

Interest on notes receivable from participants	74,349

Total additions	35,930,510

Deductions:
Benefits paid to participants	4,621,105
Administrative expenses	22,707

Total deductions	4,643,812

Increase in net assets	31,286,698

Net assets available for benefits
Beginning of year	108,619,617
End of year	$139,906,315

The accompanying notes are an integral part of these financial statements.

Sallie Mae 401(k) Savings Plan

Notes to Financial Statements
December 31, 2017

Note 1 – Description of Plan
The following description of Sallie Mae 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan established for the benefit of eligible employees electing to participate in the Plan (the “Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan covers substantially all employees of SLM Corporation and its subsidiaries (the “Company”). Eligible employees may participate in the Plan after one month of service. The SLM Corporation Retirement Committee is responsible for oversight of the Plan. The SLM Corporation Retirement Committee determines the appropriateness of the Plan's investment offerings, and monitors investment performance.
Fidelity Management Trust Company (“Fidelity”) is the Plan Trustee. An affiliate of Fidelity, Fidelity Investments Institutional Operations Company, Inc. (“FIIOC”), serves as record-keeper.
Contributions
Participants are eligible to contribute from 1 to 75 percent of their eligible compensation to the Plan, in increments of whole percentages, up to the Internal Revenue Service (“IRS”) maximum of $18,000 for 2017. The Plan allows participants who will attain age 50 in the current Plan year to make catch-up contributions into the Plan up to the IRS maximum of $6,000 for 2017. Participants may also contribute amounts into the Plan rolled over from qualified employer plans in which they had previously participated.
The Company makes a matching contribution after six months of service of 100 percent on the first three percent of a Participant’s contributions and 50 percent on the next two percent of a Participant’s contributions. The Company also contributes an amount equal to one percent of eligible compensation to each eligible employee after one month of service.
The Plan also allows the Company to make a discretionary profit sharing contribution, whereby the Company determines the amount of net profits, if any, to contribute to the Plan. The Company did not make any profit-sharing contributions for the year ended December 31, 2017.
Effective January 2, 2018, the Company matching contribution after six months of service will be 100 percent on the first five percent of a Participant’s contributions. The one percent Company contribution after one month of service will be discontinued. Additionally, an automatic enrollment feature was added to automatically withhold 5 percent of eligible compensation as a pre-tax employee contribution for any newly hired or rehired employees who do not make a salary deferral authorization within 30 days of becoming eligible to participate.
Participant accounts
Each Participant’s account is credited with the Participant’s and the Company’s contributions and their portion of the Plan’s earnings (losses). Plan earnings (losses) are allocated based on the

Sallie Mae 401(k) Savings Plan

Notes to Financial Statements
December 31, 2017

Participant’s designated investments of their account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.
Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested in their matching contributions immediately. The Company contribution equal to one percent vests after one year of service.
Notes receivable from participants
Participants may generally borrow up to 50 percent of their vested benefit, from a minimum of $1,000 up to a maximum of $50,000. Participants may have no more than two loans outstanding at any time. The term of a loan will be three or five years, at the election of the Participant, except for a loan to purchase the Participant's principal residence, which can be repaid over 20 years. Loans are secured by the Participant's account balance, bear interest at the prime rate established quarterly by the Federal Reserve, and are repaid biweekly through automatic payroll deductions. In addition, Participants may repay all or a portion (in $500 increments) of such loans at any time. Loans allowable under the Plan instrument, collateralized by Participant account balances, are due in varying installments through 2037, with interest rates ranging from 3.25 percent to 9.00 percent.
Payment of benefits
On termination of service due to death, disability or retirement, a Participant may elect to receive either a lump-sum amount equal to the value of the Participant’s vested interest in his or her account, or distributions at the Participant’s discretion. For termination of service for other reasons, a Participant may receive the value of the vested interest in his or her account as a lump-sum distribution.
Forfeited accounts
Participants forfeit their right to Company contributions that are unvested at the time of their termination of service. During 2017, Company contributions were reduced by $43,937 from previously forfeited non-vested accounts. Unused forfeitures at December 31, 2017 and 2016 totaled $8,777 and $34,876, respectively, which will be used to offset future Company contributions.
Note 2 - Summary of accounting policies
Basis of accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Sallie Mae 401(k) Savings Plan

Notes to Financial Statements
December 31, 2017

Investment valuation and income recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The SLM Corporation Retirement Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers and custodians. See Note 3 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2017 or 2016.

Payment of benefits
Benefits are recorded when paid.

Expenses
Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation/(depreciation) of fair value of investments.

Note 3 - Fair value measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in active markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Sallie Mae 401(k) Savings Plan

Notes to Financial Statements
December 31, 2017

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Sallie Mae Stock Fund:  The unit value of the Sallie Mae Stock Fund is based on the closing price of the Company's stock and the value of the money market component on the last business day of the Plan year. The Company's stock is listed and traded on the NASDAQ Global Select Market.

Self-directed brokerage accounts: Accounts primarily consist of mutual funds and common stocks that are valued on the basis of readily determinable market prices.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017 and 2016. Classification within the fair value hierarchy table is based on the lowest level of any input that is significant to the fair value measurement.

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Mutual Funds	$127,326,710	$—	$—	$127,326,710
Sallie Mae Stock Fund	—	8,625,751	—	8,625,751
Self-directed brokerage account	1,534,118	—	—	1,534,118

Total Investments	$128,860,828	$8,625,751	$—	$137,486,579

Sallie Mae 401(k) Savings Plan

Notes to Financial Statements
December 31, 2017

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual Funds	$96,581,248	$—	$—	$96,581,248
Sallie Mae Stock Fund	—	8,794,295	—	8,794,295
Self-directed brokerage account	1,305,405	—	—	1,305,405

Total Investments	$97,886,653	$8,794,295	$—	$106,680,948

Note 4 – Related party transactions and party-in-interest transactions
Certain Plan investments are shares of registered investment companies, self-directed brokerage accounts or amounts of the Sallie Mae Stock Fund managed by Fidelity. Fidelity is the trustee as defined by the Plan and therefore these transactions qualify as party-in-interest. Revenue Credits received by the Plan were $15,000 and are included in administrative expenses on the statement of changes in net assets available for benefits. Administrative services charged by Fidelity were $22,707 for the year ended December 31, 2017.

Additionally, the Plan has investments in the Sallie Mae Stock Fund comprised principally of SLM Corporation common stock. At December 31, 2017 and 2016, the Plan held 1,007,283 shares and 1,040,040 shares, respectively, valued at $8,625,751 and $8,794,295, respectively. During 2017, 333,129 shares in the amount of $3,064,771 were purchased and 365,886 shares in the amount of $3,241,168 were sold related to the Sallie Mae Stock Fund. Such transactions qualify as party-in-interest transactions, as SLM Corporation is the Plan’s sponsor. For the year ended December 31, 2017, there were no dividends.

Note 5 - Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants would become 100 percent vested in their Company contributions.
Note 6 - Income Tax Status

The Internal Revenue Service has determined and informed the Plan by letter dated February 10, 2017, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). Although the Plan has been amended and restated since the date of the letter, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified and the related trust is tax exempt.

Sallie Mae 401(k) Savings Plan

Notes to Financial Statements
December 31, 2017

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 7 - Risks and uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near-term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Sallie Mae 401(k) Savings Plan
EIN 52-2013874 PN001
Plan # 09298

Schedule of Assets (Held at End of Year) (Schedule H, Line 4i)
December 31, 2017

	Identity of issuer, borrower of similar entity	Description of Investment	Current value
*	Fidelity 500 Index Inst	Registered Investment Company	$14,899,444
*	Fidelity Contrafund	Registered Investment Company	12,752,562
*	Fidelity Freedom 2030 K	Registered Investment Company	12,044,424
*	Fidelity OTC K	Registered Investment Company	8,847,037
*	Fidelity Freedom 2040 K	Registered Investment Company	8,830,710
*	Sallie Mae Stock Fund	Common Stock Fund	8,625,751
	Victory Estb Value I	Registered Investment Company	7,251,610
	MFS Intl Divrsn R4	Registered Investment Company	6,681,941
	Loomis SM CP Grth IS	Registered Investment Company	5,049,180
	MFS Value R4	Registered Investment Company	4,768,064
	WA Core Plus Bond I	Registered Investment Company	4,484,707
*	Fidelity Govt MMKT	Registered Investment Company	4,370,048
*	Fidelity US Bond Index PR	Registered Investment Company	4,209,463
*	Fidelity Freedom 2020 K	Registered Investment Company	3,943,385
*	Fidelity Freedom 2050 K	Registered Investment Company	3,640,237
	GS Small Cap Value Inst	Registered Investment Company	3,603,610
*	Fidelity Freedom 2035 K	Registered Investment Company	3,473,377
*	Fidelity Freedom 2045 K	Registered Investment Company	3,472,698
*	Fidelity Balanced K	Registered Investment Company	3,357,412
	JAN ASP Enterprise I	Registered Investment Company	3,173,255
*	Fidelity Intl Index Ins	Registered Investment Company	2,080,806
*	Fidelity Freedom 2055 K	Registered Investment Company	2,072,519
*	Fidelity Freedom 2025 K	Registered Investment Company	1,568,246
*	Brokeragelink	Self-directed brokerage account	1,534,118
*	Fidelity SM Cap Idx Ins	Registered Investment Company	538,038
*	Fidelity Freedom 2010 K	Registered Investment Company	535,576
*	Fidelity Freedom Income K	Registered Investment Company	434,922
*	Fidelity Mid Cap Idx Ins	Registered Investment Company	395,462
*	Fidelity Freedom 2060 K	Registered Investment Company	306,411
*	Fidelity Freedom 2015 K	Registered Investment Company	293,660
	TRP Spectrum Income	Registered Investment Company	247,906

	Participant Loans:
	Plan Participants *	Loans allowable under the plan instrument, collateralized by Participant account balances, are due in varying installments through 2037, with interest rates ranging from 3.25% to 9.00%	2,419,736
	Total		$139,906,315
	* Denotes a party-in-interest
	Note: Cost information is not required for participant-directed investments and therefore is not included.

Note: See Report of Independent Registered Public Accounting Firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SALLIE MAE 401(K) SAVINGS PLAN

Date: June 21, 2018	/s/ BONNIE RUMBOLD
Bonnie Rumbold Senior Vice President, Human Resources On behalf of the Sallie Mae 401(K) Savings Plan Retirement Committee

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – CohnReznick LLP